Exhibit 99.1

SUNTECH POWER HOLDINGS PROVIDES UPDATE WITH RESPECT TO RESTRUCTURING IN EUROPE

GEORGE TOWN, Cayman Islands, May 14, 2014 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech”) today announced that the administrator of Suntech Power International Ltd. (“SPI”), the Company’s principal operating subsidiary in Europe, has called for a meeting of the creditors of SPI on June 10, 2014 to consider a proposed dividend agreement to resolve the claims of SPI’s creditors.  Under Swiss law, such agreement would be approved if either the majority of creditors by number representing two-thirds of the claim amounts or one-fourth of creditors by number representing at least three-fourths of the claim amounts consent to such agreement.  In the event SPI’s creditors approve the agreement, such agreement is also subject to final approval by the court in Schaffhausen, Switzerland.

Mr. Michael Nacson, chairman of the board of the Company, said, “After tremendous effort among the board of SPI, the major creditors of SPI, and the Swiss administrator in the restructuring process, we are pleased they have been able to come to an arrangement that can be put forth to all creditors of SPI.”  Mr. Nacson added, “The successful conclusion of the definitive moratorium granted to SPI in Switzerland would be a tremendous milestone in our continued efforts to restructure the Company.”

As previously announced, SPI had been granted a definitive moratorium from the judicial authorities in Schaffhausen, Switzerland to allow time to restructure its debt and reach an agreement with its creditors.

About Suntech

Suntech Power Holdings Co., Ltd. (OTC: STPFQ), through its international subsidiaries, has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, and include the possibility of approval of the dividend agreement by the creditors of SPI, the ability to successfully conclude the definitive moratorium granted to SPI, and the ability to successfully conclude the restructuring of the Company. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Prue Lawson

Ph: +1 345 914 8662

Email: prue.lawson@ky.pwc.com

Ryan Scott Ulrich

Public Relations and Investor Relations Director

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com

SOURCE Suntech Power Holdings Co., Ltd.